Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164760

PROSPECTUS SUPPLEMENT NO. 3
TO PROSPECTUS DATED FEBRUARY 5, 2010

China Carbon Graphite Group

1,153,860 Shares of Common Stock

This prospectus supplement relates to our prospectus dated February 5, 2010 as amended on May 11, 2010, August 10, 2011 and September 19, 2011, providing for the resale by certain selling stockholders identified in such prospectus of up to 1,153,860 shares of our common stock, par value $0.001 per share.

You should read this prospectus supplement in conjunction with our prospectus dated February 5, 2010, as amended on May 11, 2010, August 10, 2011 and September 19, 2011 and as supplemented. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

This prospectus supplement includes the attached Quarterly Report on Form 10-Q of China Carbon Graphite Group for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

Investing in our common stock involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the prospectus to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT UNDER SECTION 13 OR 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2011

☐	TRANSITION REPORT UNDER SECTION 13 OR 15 (D) OF THE EXCHANGE ACT

For the transition period from                 to

Commission File Number:  333-114564

CHINA CARBON GRAPHITE GROUP, INC.
 (Name of Registrant as specified in its charter)

Nevada	98-0550699
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

China Carbon Graphite Group, Inc.
c/o Xinghe Yongle Carbon Co., Ltd.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China
 (Address of principal executive office)

(86) 474-7209723
 (Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if smaller reporting company)	☐	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date: 22,805,508 shares of common stock are issued and outstanding as of November 10, 2011.

CHINA CARBON GRAPHITE GROUP, INC. AND SUBSIDIARIES
FORM 10-Q
September 30, 2011

PART 1 - FINANCIAL INFORMATION

Item 1.	Financial Statements.

China Carbon Graphite Group, Inc.and subsidiaries
Condensed Consolidated Balance Sheets

	September 30, 2011	December 31, 2010
ASSETS
	(Unaudited)
Current Assets
Cash and cash equivalents	$1,051,238	$296,312
Restricted cash	14,617,100	-
Accounts receivable, net of allowance of $2,585,156	12,011,759	6,222,112
Notes receivable	486,560	460,856
Advance to suppliers	12,417,346	10,198,602
Inventories	34,036,911	26,432,217
Prepaid expenses	808,819	573,094
Other receivables	2,454,325	335,986
Total current assets	77,884,058	44,519,179

Property And Equipment, Net	23,728,121	24,127,189

Construction In Progress	17,812,013	10,265,888

Land Use Rights, Net	10,669,555	10,496,930
Total Assets	$130,093,747	$89,409,186

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$2,901,435	$5,452,743
Advance from customers	4,168,361	1,060,147
Short term bank loans	45,228,500	33,298,150
Long term bank loan - current portion	-	-
Notes payable	19,953,750	-
Taxes payable		-
Other payables	3,855,557	2,584,589
Dividends payable	21,654	32,996
Total current liabilities	76,129,257	42,428,625

Amount Due To A Related Party	6,243,371	4,744,634
Long term bank loan	-	-

Warrant Liabilities	4,914	73,121
Total Liabilities	82,377,542	47,246,380

Stockholders' Equity
Convertible series A preferred stock, par value $0.001 per share, authorized 20,000,000 shares, none issued and outstanding
at September 30, 2011 and December 31, 2010	-	-
Convertible series B preferred stock, par value $0.001 per share, authorized 3,000,000 shares, issued and outstanding 442,010 and
1,225,000 shares at September 30, 2011 and December 31, 2010, respectively.	442	1,225
Common stock, par value $0.001 per share, authorized 100,000,000 shares, issued and outstanding 22,805,508 and 20,520,161 shares at
September 30, 2011 and December 31, 2010, respectively	22,805	20,521
Deferred consulting fee	-	(57,500)
Subscription receivable	-	-
Additional paid-in capital	17,461,111	15,158,291
Accumulated other comprehensive income	7,674,162	6,344,414
Retained earnings	22,557,685	20,695,855
Total stockholders' equity	47,716,205	42,162,806
Total Liabilities and Stockholders' Equity	$130,093,747	$89,409,186

The accompanying notes are an integral part of this statement.

China Carbon Graphite Group, Inc and subsidiaries
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Sales	$13,591,978	$9,979,707	$37,200,337	$18,074,914

Cost of Goods Sold	10,515,933	7,505,623	28,855,956	14,348,021
Gross Profit	3,076,045	2,474,084	8,344,381	3,726,893
Operating Expenses
Selling expenses	51,223	48,978	158,398	95,675
General and administrative	1,316,048	706,235	3,919,776	2,097,959
Depreciation and amortization	97,832	74,365	191,586	112,592
	1,465,103	829,578	4,269,760	2,306,226
Operating Income Before Other Income (Expense)
and Income Tax Expense	1,610,942	1,644,506	4,074,621	1,420,667

Other Income (Expense)
Interest expense	(957,434)	(308,489)	(2,364,238)	(782,760)
Interest income	-	-	-	-
Other expense	-
Other income, net	14,118	556,022	89,902	553,097
Change in fair value of warrants	508	25,129	83,200	588,147
	(942,808)	272,662	(2,191,136)	358,484

Income Before Income Tax Expense	668,134	1,917,168	1,883,484	1,779,151
Income Tax Expense	-	-	-	-
Net Income	$668,134	$1,917,168	$1,883,485	$1,779,151

Deemed Preferred Stock Dividend	-	-	-	(132,778)

Dividend Distribution	(13,525)	(16,605)	(21,654)	(68,038)
Net Income Available To Common Shareholders	$654,609	$1,900,563	$1,861,831	$1,578,335
Other Comprehensive Income
Foreign currency translation gain	508,300	742,712	1,329,748	789,276
Total Comprehensive Income	$1,176,434	$2,659,880	$3,213,233	$2,568,427

Share Data

Basic earnings per share	$0.03	$0.09	$0.08	$0.08

Diluted earnings per share	$0.03	$0.09	$0.08	$0.08

Weighted average common shares outstanding,
basic	22,307,980	20,160,161	22,231,842	19,577,342

Weighted average common shares outstanding,
diluted	22,749,990	21,435,161	22,766,260	20,852,342

The accompanying notes are an integral part of this statement.

China Carbon Graphite Group, Inc and subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended September 30,
	2011	2010
Cash flows from operating activities
Net Income	$1,883,485	$1,779,151
Adjustments to reconcile net cash provided by (used in)
operating activities
Depreciation and amortization	1,328,990	1,308,000
Bad debt expenses	-	-
Stock compensation	980,800	493,300
Change in fair value of warrants	(83,200)	(588,147)
Convertible prefered stock value change	-	169,167
Change in operating assets and liabilities
Accounts receivable	(5,507,003)	(4,870,117)
Notes receivable	(10,951)	(285,763)
Other receivable	(2,075,385)	750,697
Advance to suppliers	(1,866,969)	(15,686,872)
Inventories	(6,664,546)	(4,729,792)
Prepaid expenses	231,613	(44,504)
Accounts payable and accrued liabilities	(2,682,072)	1,633,720
Amount due to a related party	1,327,928	3,066,461
Notes payable	19,647,750	7,355,000
Advance from customers	3,027,518	3,301,106
Taxes payable
Dividends payable	-	16,604
Other payables	1,521,693	28,732
Net cash provided by (used in) operating activities	11,059,651	(6,303,257)

Cash flows from investing activities
Acquisition of property and equipment	(27,265)	(2,942)
Acquisition of land use rights	-	(5,164,713)
Construction in progress	(7,110,556)	(3,707,297)
Net cash used in investing activities	(7,137,821)	(8,874,952)

Cash flows from financing activities
Proceeds from issuing common stock	160,000	166,400
Proceeds from issuing series B preferred stock	-	338,850
Proceeds from warrants exercise	371,714	-
Dividends paid for series B preferred stock	(32,996)	-
Increase of restricted cash	(14,392,940)	-
Proceeds from short-term bank loans	44,534,900	22,072,355
Reayment of short-term bank loans	(33,824,950)	(1,618,100)
Proceeds from notes payable	-	-
Repayment of long term bank loans	-	-
Net cash (used in) provided by financing activities	(3,184,272)	20,959,505

Effect of exchange rate fluctuation	17,369	601,585

Net increase in cash	754,927	6,382,881

Cash and cash equivalents at beginning of period	296,311	2,709,127

Cash and cash equivalents at end of period	$1,051,238	$9,092,008

Supplemental disclosure of cash flow information

Interest paid	$2,364,238	$782,760
Income taxes paid	$-	$-

Non-cash activities:

Deemed preferred dividend reflected in paid-in capital	$-	$(132,778)

Reclassfication of warrant liability with equity	$14,993	$169,167

Issuance of common stock for consulting fee	$1,787,600	$493,300

Deferred consulting fee reflected in paid-in capital	$-	$166,100

The accompanying notes are an integral part of this statement.

China Carbon Graphite Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For The Three Months and Nine Months Ended September 30, 2011
(Unaudited)

1.  Organization and Business

China Carbon Graphite Group, Inc. (the “Company”, “us”, “we”, “our”), through its subsidiaries, is engaged in the manufacture of graphite-based products in the People’s Republic of China.  Our products are used in the manufacturing process for other products, particularly non-ferrous metals and steel, and are incorporated in various types of products or processes, such as atomic reactors.  We currently manufacture and sell primarily the following types of graphite products:

▪	Graphite electrodes;

▪	fine grain graphite; and

▪	high purity graphite.

China Carbon Graphite Group, Inc. (the “Company”), is a Nevada corporation, incorporated on February 13, 2003 under the name Achievers Magazine Inc. In connection with the reverse acquisition transaction described below, the Company’s corporate name was changed to China Carbon Graphite Group, Inc. on January 30, 2008.

On December 17, 2007, the Company completed a share exchange pursuant to a share exchange agreement, dated as of December 14, 2007, with Sincere Investment (PTC), Ltd. (“Sincere”), a British Virgin Islands corporation, which is the sole stockholder of Talent International Investment Limited (“Talent”), a British Virgin Islands corporation, which is the sole stockholder of Xinghe Yongle Carbon Co., Ltd. (“Yongle”), a company organized under the laws of the People’s Republic of China (the “PRC”). Pursuant to the share exchange agreement, the Company, then known as Achievers Magazine, Inc., issued 9,388,172 shares of common stock to Sincere in exchange for all of the outstanding common stock of Talent, and Talent became the Company’s wholly-owned subsidiary. From and after December 17, 2007, the Company’s sole business became the business of Talent, its subsidiaries and its affiliated variable interest entities.

Talent owns 100% of the stock of Yongle, which is a wholly foreign-owned enterprise under the laws of the PRC. Yongle is a party to a series of contractual arrangements with Xinghe Xingyong Carbon Co., Ltd. (“Xingyong”), a corporation organized under the laws of the PRC. Xingyong’s sole stockholder was, at the time of the transaction, the Company’s chief executive officer. These agreements give the Company the ability to operate and manage the business of Xingyong and to derive the profit (or sustain the loss) from Xingyong’s business. As a result, the operations of Xingyong are consolidated with those of the Company for financial reporting purposes. The relationship among the above companies is as follows:

Stock distribution

On January 22, 2008, the Company effected a 1.6-for-one stock distribution whereby each share of common stock became converted into 1.6 shares of common stock. All references to share and per share information in these financial statements reflect this stock distribution.

2.  Basis of Preparation of Financial Statements

Management acknowledges its responsibility for the preparation of the accompanying interim condensed consolidated financial statements which reflect all adjustments, consisting of normal recurring adjustments, considered necessary in its opinion for a fair statement of its condensed consolidated financial position and the results of its operations for the interim period presented. These condensed consolidated financial statements should be read in conjunction with the summary of significant accounting policies and notes to consolidated financial statements included in the Company’s Form 10-K annual report for the year ended December 31, 2010. The condensed consolidated balance sheet as of December 31, 2010 has been derived from the audited financial statements. The results of the nine-months ended September 30, 2011 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2011.

The accompanying unaudited condensed consolidated financial statements for China Carbon Graphite Group, Inc. and its subsidiaries and variable interest entity, have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”)for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole.

The Company maintains its books and accounting records in Renminbi (“RMB”), and its reporting currency is United States dollars.

The financial statements have been prepared in order to present the financial position and results of operations of the Company, its subsidiaries and Xingyong, which is an affiliated company whose financial condition is consolidated with the Company pursuant to Accounting Standard Codification (ASC) Topic 810-10, formerly known as FIN 46R, in accordance with accounting principles generally accepted in the United States of America.

3. Summary of Significant Accounting Policies

Use of estimates - The preparation of these financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of net sales and expenses during the reported periods.

Significant estimates included values and lives assigned to acquired property, equipment and intangible assets, reserves for customer returns and allowances, uncollectible accounts receivable, slow moving, obsolete and/or damaged inventory and stock warrant valuation. Actual results may differ from these estimates.

Basis of consolidation   - The unaudited condensed consolidated financial statements include the financial statements of China Carbon and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation. Results of acquired subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

Variable interest entity - The Company has adopted FASB Interpretation No. 46R "Consolidation of Variable Interest Entities" ("FIN 46R") (ASC 810), an Interpretation of Accounting Research Bulletin No. 51. FIN 46R (ASC 810) requires a Variable Interest Entity (VIE) to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE's residual returns. VIEs are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities. The results of subsidiaries or variable interest entities acquired during the year are included in the consolidated income statements from the effective date of acquisition.

Subsequent accounting for the assets, liabilities, and non-controlling interest of a consolidated variable interest entity are accounted for as if the entity were consolidated based on voting interests and the usual accounting rules for which the VIE operates are applied as they would to a consolidated subsidiary as follows: 1) carrying amounts of the VIE are consolidated into the financial statements of the Company as the primary beneficiary (referred as "Primary Beneficiary" or "PB"); 2) inter-company transactions and balances, such as revenues and costs, receivables and payables between or among the Primary Beneficiary and the VIE(s) are eliminated in their entirety.

The Company initially measures the assets, liabilities, and non-controlling interests of the VIEs at their fair values at the date of the acquisitions.

Cash and cash equivalents - The Company considers all highly liquid debt instruments purchased with maturity period of three months or less to be cash equivalents. The carrying amounts reported in the accompanying balance sheet for cash and cash equivalents approximate their fair value. Most of the Company’s cash is held in bank accounts in the PRC and is not protected by FDIC insurance or any other similar insurance. The Company’s bank account in the United States is protected by FDIC insurance.

Restricted cash - Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is subject to withdrawal restrictions. As of September 30, 2011 and December 31, 2010, these amounts totaled $14,617,100 and $0, respectively. The restricted cash is expected to be released within the next twelve months after bank notes matured.

Accounts receivable - Accounts receivable are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary.

Inventory - Inventory is stated at the lower of cost or market. Cost is determined using the weighted average method. Market value represents the estimated selling price in the ordinary course of business less the estimated costs necessary to complete the sale. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. The Company provides inventory allowances based on excess and obsolete inventories determined principally by customer demand.

As of September 30, 2011 and December 31, 2010, the Company did not record an allowance for obsolete inventories, nor have there been any write-offs.

The cost of inventories comprises all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The costs of conversion of inventories include fixed and variable production overhead, taking into account the stage of completion.

Property and equipment - Property and equipment is stated at the historical cost, less accumulated depreciation. Depreciation on property and equipment is provided using the straight-line method over the estimated useful lives of the assets for both financial and income tax reporting purposes as follows:

Buildings	25 - 40 years
Machinery and equipment	10 - 20 years
Motor vehicles	5 years

Expenditures for renewals and betterments were capitalized while repairs and maintenance costs are normally charged to the statement of operations in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Upon sale or disposal of an asset, the historical cost and related accumulated depreciation or amortization of such asset were removed from their respective accounts and any gain or loss is recorded in the statements of income.

The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment recorded during the nine months ended at September 30, 2011 and 2010.

Construction in progress - Construction in progress represents the costs incurred in connection with the construction of buildings or additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service. The Company has not capitalized any interest expenses for the nine months ended September 30, 2011 and 2010.

Land use rights - There is no private ownership of land in the PRC. The Company has acquired land use rights to a total of 386,853 square meters. The land use rights have terms of 50 years, with the land use right relating to 130,220 square meters expiring in 2052 and the land use right with respect to 256,633 square meters expiring in 2053.  The Company evaluates the carrying value of intangible assets during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying amount.  There were no impairments recorded during the nine months ended at September 30, 2011 and 2010.

Stock-based compensation - Stock-based compensation includes 1) common stock awards granted to employees and directors for services, and are accounted for under FASB ASC 718 “Compensation - Stock Compensation”, and 2) common stock awards granted to consultants which are accounted for under FASB ASC 505-50 “Equity – Equity-Based Payments to Non-Employees”.

All grants of common stock awards and stock options to employees and directors are recognized in the financial statements based on their grant date fair values. The Company has elected to recognize compensation expense using the straight-line method for all common stock awards and stock options granted with service conditions that have a graded vesting schedule, with a corresponding charge to additional paid-in capital.

Common stock awards are granted to directors for services provided. The vested portions of common stock awards granted but not yet issued are recorded in Common Stock to be issued until issuance.

Common stock awards issued to consultants represent common stock granted to non-employees in exchange for services at fair value. The measurement dates for such awards are set at dates that the contracts are entered into as the awards are non-forfeitable and vest immediately. The measurement date fair value is then recognized over the service period as if the Company has paid cash for such service. The Company does not have significant grants to consultants for any of the period presented.

The Company estimates fair value of common stock awards based on the number of shares granted and the quoted price of the Company’s common stock on the date of grant.

Foreign currency translation - The reporting currency of the Company is the US dollar. The Company uses the Chinese Renminbi, "RMB,” as its functional currency. The results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rates at the balance sheet dates, and equity is translated at the historical exchange rates. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding accounts on the balance sheets. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statements of shareholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Assets and liabilities were translated at 6.39 RMB and 6.68 RMB to $1.00 at September 30, 2011 and September 30, 2010, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to income statement for the nine months ended September 30, 2011 and 2010 were 6.49 RMB and 6.80 RMB to $1.00. Cash flows are also translated at average translation rates for the period; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Revenue recognition - Revenue is recognized in accordance with ASC 605-25, Revenue Recognition of Financial Statements, formerly known as Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) goods are delivered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. The Company believes that these criteria are satisfied when the goods are shipped pursuant to a purchase order. The Company allows its customers to return products only if its products are later determined by the Company to be ineffective. Based on the Company’s historical experience, product returns have been insignificant throughout all of its product lines. Therefore, the Company does not estimate deductions or allowance for sales returns. Sales returns are taken against revenue when products are returned from customers. Sales are presented net of any discounts given to customers.

Interest income is recognized when earned.

Advertising costs - The Company expenses all advertising costs as incurred. There was no advertising expense for the nine months ended at September 30, 2011 and 2010.

Cost of goods sold - Cost of goods sold consists primarily of the costs of the raw materials, freight charges, direct labor, depreciation of plant and machinery, warehousing cost and overhead associated with the manufacturing process and commission expenses.

Shipping and handling costs - The Company follows ASC 605-45, Handling Costs, Shipping Costs, formerly known as Emerging Issues Task Force (“EITF”) No. 00-10, Accounting for Shipping and Handling Fees and Costs.  The Company does not charge its customers for shipping and handling. The Company classifies shipping and handling costs as part of its selling expenses. For the three months ended September 30, 2011 and 2010, shipping and handling costs were $51,223 and $50,034, respectively. For the nine months ended September 30, 2011 and 2010, shipping and handling costs were $158,398 and $95,675, respectively.

Segment reporting - ASC 280, “Segment Reporting”, formerly known as Statement of Financial Accounting Standards (“SFAS”) No 131, “Disclosure about Segments of an Enterprise and Related Information,” requires use of the “management approach” model for segment reporting. Under this model, segment reporting is consistent with the manner that the Company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

The Company only sells carbon graphite products and sells only to Chinese distributors and end users and is in only one business segment.

Taxation - Taxation on profits earned in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the PRC where the Company operates after taking into effect the benefits from any special tax credits or “tax holidays” allowed in the county of operations.

The Company does not accrue United States income tax since it has no operation in the United States. Its operating subsidiaries are organized and located in the PRC and do not conduct any business in the United States.

In 2006, the Financial Accounting Standards Board (FASB) issued ASC Topic 740 Income Taxes, formerly known as  FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, recognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the Company adopted FIN 48 effective January 1, 2007.

The Company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. The Company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current government officials.

Based on all known facts and circumstances and current tax law, the Company believes that the total amount of unrecognized tax benefits as of September 30, 2011 is not material to its results of operations, financial condition or cash flows. The Company also believes that the total amount of unrecognized tax benefits as of September 30, 2011, if recognized, would not have a material effect on its effective tax rate. The Company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next twelve months producing, individually or in the aggregate, a material effect on the Company’s results of operations, financial condition or cash flows.

Enterprise income tax - Effective January 1, 2008, the new income tax law sets unified income tax rate for domestic and foreign companies at 25% except a 15% enterprise income tax rate for qualified high technology and science enterprises. In accordance with this new income tax law, low preferential tax rate in accordance with both the tax laws and administrative regulations prior to the promulgation of this Law shall gradually transit to the new tax rate within five years after the implementation of this law.

The Company has been recognized as a high technology and science company by the Ministry of Science and Technology of the PRC. And therefore, the Company is subject to a 15% enterprise income tax. In addition, Xing He District Local Tax Authority in the Nei Mongol province granted to the Company a tax holiday from 100% of enterprises income tax for 10 years from 2008 through 2018. Afterwards, based on the present tax law and the Company’s status as a high technology and science company, the Company will be subject to a corporation income tax rate of 15% effective in 2019.

The enterprise income tax is calculated on the basis of the statutory profit as defined in the PRC tax laws. This statutory profit computed differently from the Company’s net income under U.S. GAAP.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Value added tax - The Provisional Regulations of the PRC Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax (“VAT”) is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

VAT payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided, but excluding, in respect of both goods and services, any amount paid in respect of VAT included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and services in the same financial year. VAT payable (recoverable), which is included in other payables, was $183,647 and $(539,869) as of September 30, 2011 and 2010, respectively.

Contingent liabilities and contingent assets - A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that the Company will incur a liability or obligations as a result. A contingent liability, which might occur but is not probable, is not recorded but is disclosed in the notes to the financial statements. The Company will recognize a liability or obligation when it is probable that the Company will incur it.

A contingent asset is an asset, which could possibly arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Company. Contingent assets are not recorded but are disclosed in the notes to the financial statements when it is likely that the Company will recognize an economic benefit. When the benefit is virtually certain, the asset is recognized.

Retirement benefit costs - According to PRC regulations on pensions, the Company contributes to a defined contribution retirement program organized by the municipal government in the province in which the Company was registered and all qualified employees are eligible to participate in the program. Contributions to the program are calculated at 23.5% of the employees’ salaries above a fixed threshold amount and the employees contribute 2% to 8% while the Company contributes the remaining 15.5% to 21.5%. The Company has no other material obligation for the payment of retirement benefits beyond the annual contributions under this program.

In addition, the Company is required by Chinese laws to cover employees in China with various types of social insurance. The Company believes that it is in material compliance with the relevant PRC laws.

Fair value of financial instruments - On January 1, 2008, the Company began recording financial assets and liabilities subject to recurring fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. On January 1, 2009 the Company began recording non-recurring financial as well as all non-financial assets and liabilities subject to fair value measurement under the same principles. These fair value principles prioritize valuation inputs across three broad levels. The three levels are defined as follows:

▪	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

▪
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

▪	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, advance to suppliers, other receivables, short-term bank loans, notes payable, accounts payable, advance from customers, other payables approximate their fair values because of the short maturity of these instruments.

On June 1, 2010, 100,000 shares of 2009 Warrants changed the exercise price from $2.00 to $1.30 and 100,000 shares of 2009 Warrants changed the exercise price from $3.00 to $1.30.

As of September 30, 2011, the Company had the following warrants outstanding:

	Number of shares of common stock to purchase	Average exercise price
“2007 Warrants”	125,000	$2.00
“2009 Warrants”	200,000	$1.30
“2009 Series B Warrants”	804,200	$1.30
“2010 Series B Warrants”	100,000	$1.30

The fair value of the 2007 Warrants to purchase 125,000 shares of common stock was $0 and $54 at September 30, 2011 and December 31, 2010, respectively. The Company recognized a gain of $51 from the change in fair value of these warrants for the three months ended March 31, 2011 and a gain of $3 for the three months ended June 30, 2011 and a gain of $0 for the three months ended September 30, 2011.

The fair value of the 2009 Warrants to purchase 200,000 shares of common stock was $399 and $8,357 at September 30, 2011 and December 31, 2010, respectively. The Company recognized a gain of $5,450 from the change in fair value of these warrants for the three months ended March 31, 2011 and a gain of $2,459 for the three months ended June 30, 2011 and a gain of $49 for the three months ended September 30, 2011.

The fair value of the 2009 Series B Warrants to purchase 804,200 shares of common stock was $3,996 and $70,914 at September 30, 2011, and December 31, 2010, respectively. The Company recognized a gain of $45,131 from the change in fair value of these warrants for the three months ended March 31, 2011 and a gain of $21,378 for the three months ended June 30, 2011 and a gain of $408 for the three months ended September 30, 2011.

The fair value of 2010 Series B warrants to purchase 100,000 shares of common stock was $519 and $8,789 at September 30, 2011 and December 31, 2010, respectively. The Company recognized a loss of $5,519 from the change in fair value of these warrants for the three months ended March 31, 2011 and a gain of $2,700 for the three months ended June 30, 2011 and a gain of $51 for the three months ended September 30, 2011.

In summary, the Company recorded a total amount of $508 and $27,048 of changes in fair value of warrants in the Consolidate statement of operations and comprehensive income for the three months and nine months ended September 30, 2011, respectively.

Warrants referred to in the preceding paragraphs do not trade in an active securities market, and as such, the Company estimates the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

	September 30, 2011	December 31, 2010
2007 Warrants
Annual dividend yield	-	-
Expected life (years)	1.29	2.04
Risk-free interest rate	0.18%	0.18%
Expected volatility	11%	14%

	September 30, 2011	December 31, 2010
2009 Warrants
Annual dividend yield	-	-
Expected life (years)	2.96	3.71
Risk-free interest rate	0.18%	0.18%
Expected volatility	11%	14%

	September 30, 2011	December 31, 2010
2009 Series B Warrants
Annual dividend yield	-	-
Expected life (years)	3.23	3.98
Risk-free interest rate	0.18%	0.18%
Expected volatility	11%	14%

	September 30, 2011	December 31, 2010
2010 Series B Warrants
Annual dividend yield	-	-
Expected life (years)	3.28	4.03
Risk-free interest rate	0.18%	0.18%
Expected volatility	11%	14%

Expected volatility is based on the annualized daily historical volatility over a period of one year.  The Company believes this method produces an estimate that is representative of the Company’s expectations of future volatility over the expected term of these warrants. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on U.S. Treasury securities according to the remaining term of the warrants.

The following table sets forth by level within the fair value hierarchy of the Company’s financial assets and liabilities that was accounted for at fair value on a recurring basis as of September 30, 2011.

	Carrying Value at September 30,	Fair Value Measurement at September 30, 2011
	2011	Level 1	Level 2	Level 3
Warrant liability	$4,914	-	-	$4,914

The Company did not identify any other non-recurring assets and liabilities that are required to be presented on the balance sheet at fair value.

The following table summarizes the movement of the warrants during the nine months ended September 30, 2011:

	Warrants	Weighted Average of Exercise Price
Outstanding December 31, 2010	1,613,225	$1.46
Granted	-	-
Exercised	384,025	1.31
Cancelled	-	-

Outstanding as of September 30, 2011	1,229,200	$1.51

Earnings per share - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive shares of common stock consist of the common stock issuable upon the conversion of convertible debt, preferred stock and warrants. The Company has outstanding warrants to purchase 1,229,200 shares of common stock at an exercise price in the range of $1.3- $3.0 per share. The Company uses if-converted method to calculate the dilutive preferred stock and treasury stock method to calculate the dilutive shares issuable upon exercise of warrants.

The following table sets forth the computation of the number of net income per share for the nine months ended September 30, 2011 and 2010.

	Nine Months Ended September 30
	2011	2010
Weighted average shares of common stock outstanding (basic)	22,231,842	19,577,342
Shares issuable upon conversion of series A preferred stock	-	-
Shares issuable upon conversion of series B preferred stock	442,010	1,275,000
Shares issuable upon exercise of warrants	92,408	-
Weighted average shares of common stock outstanding (diluted)	22,766,260	20,852,342
Net income available to common shareholders	$1,883,485	$1,578,335
Earnings per shares of common stock (Basic)	$0.08	$0.08
Earnings per shares of common stock (diluted)	$0.08	$0.08

For the nine months ended September 30, 2011, the Company included 442,010 shares of common stock issuable upon conversion of preferred stock and exercise of warrants, since such issuance would be anti dilutive.

Comprehensive income - The Company follows ASC 220 “Comprehensive Income”, formerly known as SFAS No. 130, “Reporting Comprehensive Income”, to recognize the elements of comprehensive income. Comprehensive income is comprised of net income and all changes to the statements of stockholders' equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive income for the nine months ended September 30, 2011 and 2010 included net income and foreign currency translation adjustments.

Related parties - Parties are considered to be related to the Company if the parties that, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. Transactions with related parties are disclosed in the financial statements.

Recent accounting pronouncements

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance will be effective for us beginning July 1, 2012. We do not anticipate material impacts on our financial statements upon adoption.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for us beginning January 1, 2012 and will have financial statement presentation changes only. We do not anticipate material impacts on our financial statements upon adoption.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for us beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

4.  Concentration of Business and Credit Risk

Most of the Company’s bank accounts are in banks located in the PRC and are not covered by any type of protection similar to that provided by the FDIC on funds held in U.S. banks. The Company’s bank account in the United States is covered by FDIC insurance.

The Company is operating in the PRC, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between U.S. dollars and the Chinese RMB.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash trade accounts receivables and inventories, the balances of which are stated on the balance sheet. The Company places its cash in banks located in China. Concentration of credit risk with respect to trade accounts receivables is limited due to the Company's large number of diverse customers in different locations in China. The Company does not require collateral or other security to support financial instruments subject to credit risk.

For the nine months ended September 30, 2011, three customers accounted for 10% or more of sales revenues, representing 32.8%, 25.5%, and 10.2%, respectively of the total sales. For the nine months ended September 30, 2010, two customers accounted for 10% or more of sales revenues, representing 25.7% and 23.6%, respectively of the total sales. As of September 30, 2011, there were two customers that constitute 45.1% and 25.7%, respectively of the accounts receivable. As of December 31, 2010, there were two customers that constitute 41.5% and 29.5% respectively of the accounts receivable.

For the nine months ended September 30, 2011 and 2010, the Company had insurance expense of $81,626 and $75,070, respectively. For the three months ended September 30, 2011 and 2010, the Company had insurance expense of $49,185 and $50,260, respectively. Accrual for losses is not recognized until such time a loss has occurred.

5.  Income Taxes

Under the Provisional Regulations of The People’s Republic of China Concerning Income Tax on Enterprises promulgated by the PRC, which took effect on January 1, 2008, domestic and foreign companies pay a unified corporate income tax of 25% except a 15% corporation income tax rate for qualified high technology and science enterprises.

The Company has been granted a 100% tax holiday from enterprises income tax from the Xing He District Local Tax Authority for the ten years 2008 through 2018. This tax holiday could be challenged by higher taxing authorities in the PRC, which could result in taxes and penalties owed for those years. For the three months ended September 30, 2011 and 2010, without the consideration of adjustments on taxable income, the enterprise income tax at the statutory rates would have been approximately $175,113 and $365,265, respectively. For the nine months ended September 30, 2011 and 2010, without the consideration of adjustments on taxable income, the enterprise income tax at the statutory rates would have been approximately $534,872 and $401,362, respectively. For the nine months ended September 30, 2011 and 2010, without the consideration of adjustments on taxable income, the enterprise income tax at the statutory rates would have been approximately $0.02 and $0.02, earning per basic and diluted shares, respectively.

A reconciliation of the provision for income taxes with amounts determined by the PRC statutory income tax rate to income before income taxes is as follows:

	Nine months ended September 30,
	2011	2010
Computed tax at the PRC statutory rate of 15%	$534,872	$401,362
Benefit of tax holiday	(534,872)	(401,362)
Income tax expenses	$-	$-

6.   Accounts Receivable - net

As of September 30, 2011 and December 31, 2010, accounts receivable consisted of the following:

	September 30, 2011	December 31, 2010
Amount outstanding	$14,596,915	$8,727,979
Less: Allowance for doubtful accounts	(2,585,156)	(2,505,867)
Net amount	$12,011,759	$6,222,112

As of September 30, 2011 and December 31, 2010, allowance for doubtful accounts consisted of the following:

	September 30, 2011	December 31, 2010

Beginning balance	$2,505,867	$997,683
Provision for doubtful accounts	-	1,508,184
Amounts written off	-	-
Effect of exchange rate	79,289	-
Ending balance	$2,585,156	$2,505,867

7.  Advance to Suppliers

As of September 30, 2011 and December 31, 2010, advance to suppliers consisted of the following:

	September 30, 2011	December 31, 2010
Advance to suppliers	$12,417,346	$10,198,602

Advance to Suppliers represents interest-free cash paid in advance to suppliers for purchases of raw materials. The balance of advance to suppliers was $12,417,346 and $10,198,602 at September 30, 2011 and December 31, 2010, respectively. No allowance was provided for the prepayments balance at September 30, 2011.

8.   Inventories

As of September 30, 2011 and December 31, 2010, inventories consisted of the following:

	September 30, 2011	December 31, 2010
Raw materials	$4,934,888	$2,995,663
Work in process	27,329,559	22,247,789
Finished goods	1,772,464	1,188,765
	$34,036,911	$26,432,217

Raw materials consist primarily of asphalt, petroleum coke, needle coke and other materials used in production. Finished goods consist of graphite electrodes, fine grain graphite and high purity graphite. The costs of finished goods include direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production are also included in the cost of inventory.

As of September 30, 2011 and December 31, 2010, the Company did not have any provision for inventory in regards to slow moving or obsolete items.

9.  Property and Equipment, net

As of September 30, 2011 and December 31, 2010, property and equipment consist of the following:

	September 30, 2011	December 31, 2010
Building	$12,993,789	$12,595,257
Machinery and equipment	22,417,224	21,702,827
Motor vehicles	32,865	31,857
Constructions Progress	17,812,013	10,265,888
	53,255,891	44,595,829
Less: accumulated depreciation	11,715,756	10,202,752
	$41,540,135	$34,393,077

For the three months ended September 30, 2011 and 2010, depreciation expense amounted to $395,367 and $411,207 was charged to cost of goods sold, respectively. For the nine months ended September 30, 2011 and 2010, depreciation expense amounted to $1,171,923 and $1,220,353 was charged to cost of goods sold, respectively. As of September 30, 2011 and December 31, 2010, approximately net book value of $18,300,000 and $18,432,000 of Property and Equipment were used as collateral for the Company’s short term loans, respectively.

In order to address the increasing demand, the Company has building new manufacturing facilities since 2010. In the nine months ended September 30, 2011, the Company completed testing 4200-ton compressor and 36 annular kilns. 4200-ton compressor will be in the trial production in October 2011, and 36 annular kilns has begun production by end of August 2011. The new plant is used to manufacture a new product, ultra high power graphite electrodes with a diameter ranging from 600 to 800mm, along with existing fine grain and high-purity graphite products.

10.  Land Use Right, net

As of September 30, 2011 and December 31, 2010, land use rights consist of the following:

	September 30, 2011	December 31, 2010
Land Use Right	$11,340,606	$10,956,654
Less: Accumulated amortization	671,051	459,724
	$10,669,555	$10,496,930

For the three months ended September 30, 2011 and 2010, amortization expenses were $97,832 and $71,069, respectively.  For the nine months ended September 30, 2011 and 2010, amortization expenses were $191,586 and $109,296, respectively.

Future amortization of the land use rights is as follows:

12 -month period ending September 30,
2012	$188,732
2013	188,732
2014	188,732
2015	188,732
2016	188,732
2017 and thereafter	9,725,895
Total	$10,669,555

As of September 30, 2011, all land use right are pledged as collateral for bank short term bank loans.

11.   Stockholders’ equity

(a)	Restated Articles of Incorporation

On January 22, 2008, the Company changed its authorized capital stock to 120,000,000 shares of capital stock, of which 20,000,000 shares are shares of preferred stock, par value $0.001 per share, and 100,000,000 shares are shares of common stock, par value $0.001 per share. The restated articles of incorporation give the board of directors the authority to issue one or more series of preferred stock and to designate the rights, preferences, privileges and limitation of the holders of each set. The board of directors has designated the rights, preferences, privileges and limitation of two series of preferred stock -- the series A convertible preferred stock (“series A preferred stock”) and the the series B convertible preferred stock (“series B preferred stock”).

(b) Stock Issuances;

1)	Conversion of Series B Preferred Stock

On January 11, 2011, the Company issued 50,000 shares of common stock upon conversion of 50,000 shares of Series B preferred stock.

On January 21, 2011, the Company issued 100,000 shares of common stock upon conversion of 100,000 shares of Series B preferred stock.

On January 24, 2011, the Company issued 243,055 shares of common stock upon conversion of 291,667 shares of Series B preferred stock.

On January 25, 2011, the Company issued 69,444 shares of common stock upon conversion of 83,333 shares of Series B preferred stock.

On February 4, 2011, the Company issued 102,321 shares of common stock upon conversion of 102,321 shares of Series B preferred stock.

On March 4, 2011, the Company issued 2,500 shares of common stock upon conversion of 2,500 shares of Series B preferred stock.

On March 14, 2011, the Company issued 17,000 shares of common stock upon conversion of 17,000 shares of Series B preferred stock.

On March 17, 2011, the Company issued 50,000 shares of common stock upon conversion of 50,000 shares of Series B preferred stock.

On March 21, 2011, the Company issued 28,700 shares of common stock upon conversion of 28,700 shares of Series B preferred stock.

On April 20, 2011, the Company issued 15,000 shares of common stock upon conversion of 15,000 shares of Series B preferred stock.

On April 21, 2011, the Company issued 3,559 shares of common stock upon conversion of 3,559 shares of Series B preferred stock.

On May 11, 2011, the Company issued 5,522,shares of common stock upon conversion of 5,522 shares of Series B preferred stock.

On May 31, 2011, the Company issued 3,238 shares of common stock upon conversion of 3,238 shares of Series B preferred stock.

On July 20, 2011, the Company issued 5,000 shares of common stock upon conversion of 5,000 shares of Series B preferred stock.

On August 2, 2011, the Company issued 7,000 shares of common stock upon conversion of 7,000 shares of Series B preferred stock.

On August 19, 2011, the Company issued 5,500 shares of common stock upon conversion of 5,500 shares of Series B preferred stock.

On August 25, 2011, the Company issued 5,000 shares of common stock upon conversion of 5,000 shares of Series B preferred stock.

On September 19, 2011, the Company issued 2,650 shares of common stock upon conversion of 2,650 shares of Series B preferred stock.

On September 23, 2011, the Company issued 5,000 shares of common stock upon conversion of 5,000 shares of Series B preferred stock.

2)	Exercise of Warrants

On January 19, 2011, the Company issued 45,833 shares of common stock upon non cash exercise of 100,000 warrants.

On January 24, 2011 the Company issued 124,025 shares of common stock to upon exercise of warrants at $1.32.

On February 7, 2011, the Company issued 160,000 shares of common stock to upon exercise of warrants at $1.30.

3) Stock Issuance for Cash,

On July 14, 2011, the Company issued 250,000 shares for $0.64 per share to unrelated parties to raise money for US operating purpose. The Company has booked the cash receipt against equity.

4) Stock Issuance to Consultants,

During the quarter ended March 31, 2011, the Company issued 620,000 shares of common stock pursuant to three consulting agreements for consulting and investor relation service. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder. The fair value of $1,240,100 was recorded for all three consulting agreements and are amortized over one year, one year, and one and a half years, respectively for three consulting agreements. $266,100 and $798,300 were amortized and recognized as G&A expenses for the three and nine months ended September 30, 2011, respectively. As of September 30, 2011, there was still $441,800 to be amortized and it is recorded in prepaid expenses.

During the quarter ended September 30, 2011, the Company issued 365,000 shares of common stock pursuant to a consulting agreement for consulting and investor relation service. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder. The fair value of $547,500 was recorded and is amortized over one and half year. $91,250 and $182,500 were amortized and recognized as G&A expenses in the consolidated statement of operations for the three and nine months ended September 30, 2011, respectively. As of September 30, 2011, there was still $365,000 to be amortized and it is recorded in prepaid expenses.

In April 2010, the Company issued 420,000 shares of common stock pursuant to three consulting agreements for consulting and investor relation service. The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder. The fair value of $659,400 was recorded. As of September 30, 2011, these consulting expenses were fully amortized. Amortization expenses of $0 and $57,500 were amortized and recognized as G&A expenses for the three and nine months ended September 30, 2011, respectively.

5) Make Good Shares Held in Escrow

On January 13, 2010, the Company sold in a private placement a total of 320,000 shares of Series B Convertible Preferred Stock and five-year warrants to purchase 128,000 shares of common stock at an exercise price of $1.30 per share, for an aggregate purchase price of $384,000. The Company also paid the private placement agent $38,400 and issued a five-year warrant expiring on January 13, 2015 to purchase 16,000 shares of common stock at an exercise price of $1.32 per share. In connection with the private placement and pursuant to the transaction agreements, the Company deposited into escrow 160,000 shares of common stock, which are to be held in escrow to be returned to the Company or delivered to the investors, depending on whether the Company meets certain financial performance targets for the years ending December 31, 2010 and December 31, 2011. The Company has met its targets for the year ended December 31, 2010.

(c) Dividend Distribution for Series B Preferred Stock

Pursuant to the terms of a private offering we consummated on December 22, 2009 and January 13, 2010, the Series B preferred stock offers a 6% dividend. The preferred stock dividend is payable quarterly commencing April 1, 2010. As a result, we declared dividend for the Series B preferred stock of $6,539 and $21,654 for the three and nine months ended September 30, 2011. We declared dividend for the Series B preferred stock of $16,605 and $68,038 for the three and nine months ended September 30, 2010. During the nine months ended September 30, 2011 and during the twelve months ended December 31, 2010 we paid cash of $32,996 and $68,047 for dividend declared, respectively.

12.  Amount Due To A Related Party

Amount due to a related party was $6,243,371 and $4,744,634 at September 30, 2011 and December 31, 2010, respectively. It was payable to Mr. Dengyong Jin, who is general manager of China operations, former chief executive officer, chief executive officer and principal shareholder of Xingyong. The payable is interest free and is for the Company’s business operating purpose.

13.  Short-term Bank Loans

As of September 30, 2011 and December 31, 2010, short term loans consisted of the following:

	September 30, 2011	December 31, 2010

Bank loan from China Everbright Bank, dated July 11, 2011, due July 11, 2012 with an annual interest rate of 8.528%, interest payable quarterly, secured by property and equipment and land use rights	$6,260,000	$-

Bank loan from China Construction Bank, dated February 28, 2011, due January 11, 2012 with an annual interest rate of 5.81%, interest payable quarterly, secured by property and equipment and land use rights	$4,695,000	$-

Bank loan from China Construction Bank, dated September 6, 2010, due September 5, 2011 with an annual interest rate of 5.31%, interest payable quarterly, secured by land use rights, is renewed at an interest rate of 6.56% and has a maturity date of August 27, 2012	$6,260,000	$6,068,000

Bank loan from China Construction Bank, dated August 23, 2010, due August 22, 2011 with an annual interest rate of 5.31%, interest payable quarterly, secured by land use rights, is renewed at an interest rate of 6.56% and has a maturity date of August 27, 2012	$6,260,000	$6,068,000

Bank loan from China Construction Bank, dated August 6, 2010, due August 5, 2011 with an annual interest rate of 5.31%, interest payable quarterly, secured by land use rights, is renewed at an interest rate of 6.56% and has a maturity date of August 27, 2012	$6,260,000	$6,068,000

Bank loan from China Construction Bank, dated September 16, 2010, due September 15, 2011 with an annual interest rate of 5.31%, interest payable quarterly, secured by land use rights, is renewed at an interest rate of 6.56% and has a maturity date of September 27, 2012	$8,764,000	$9,102,000

Bank loan from Huaxia Bank, dated June 14, 2011, due June 14, 2012 with an annual interest rate of 8.203%, interest payable quarterly, secured by equipment and land use rights	$5,477,500	$5,309,500

Bank loan from Credit Union, dated February 1, 2011, due February 1, 2012 with an annual interest rate of 13.66%, interest payable monthly, secured by property and equipment and land use rights	$1,252,000	$682,650

	$45,228,500	$33,298,150

The management believes that each of these loans will be renewable at the lender’s discretion. As of September 30, 2011, all land use rights and certain property and equipment are pledged as collateral for short term bank loans.

Interest expenses were $957,434 and $2,364,238 for the three and nine months ended September 30, 2011, respectively.  Interest expenses were $308,489 and $782,760 for the three and nine months ended September 30, 2010, respectively.

Weighted average interest rate for these loans were 7.49% and 5.72% and as of September 30, 2011 and 2010, respectively.

There were no capitalized interest for the three and nine months ended September 30, 2011 and 2010.

14. Other Payable

Other payable amounted to $3,855,557 and $2,584,589 as of September 30, 2011 and December 31, 2010. As of September 30, 2011, other payable mainly includes value added tax of $183,647, stamp tax and other tax payable of $3,350, land use tax payable of $1,042,042, and payable to local bureau of finance of approximately $2,250,000.  It also includes payable to an unrelated party of  approximately $252,000, which is interest free, due on demand  and was provided to assist the Company’s daily operations.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This quarterly report on Form 10-Q contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

In some cases, you can identify forward-looking statements by terms such as “anticipates,” “ believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Overview

We are engaged in the manufacture of graphite-based products in the People’s Republic of China.  Our products are used in the manufacturing process for other products, particularly non-ferrous metals and steel, and are incorporated in various types of products or processes, such as atomic reactors.  We currently manufacture and sell primarily the following types of graphite products:

●	Graphite electrodes;

●	fine grain graphite; and

●	high purity graphite.

Based on information we receive about our industry in the course of our business, we believe that we are the largest wholesale supplier of fine grain graphite and high purity graphite in China and one of China’s largest producers and suppliers of graphite products overall.  Approximately 40% of our products are sold directly to end users in China, primarily consisting of modeling and steel manufacturers. All other sales are made to over 200 distributors located throughout 22 provinces in China. Our distributors then sell our products to end customers both in China and in foreign countries, including, among others, Japan, the United States, Spain, England, South Korea and India. In the three and nine months ended September 30, 2011 compared to the same periods ended 2010, our revenues improved due to an increase in demand for our products due to improved market conditions, increased sales prices and an increase in our production capacity, as discussed in greater detail below under the heading “Results of Operations.”

Until the third quarter of 2008, we experienced rapid growth in our operations.  From the fourth quarter of 2008 until the end of 2009, however, as a result of the global economic crisis, the steel industry in general slowed, which caused our revenues and gross margin to decline significantly. Specifically, we had a significant decline in sales of graphite electrodes. The industry started to recover in 2010, and in particular since the third quarter of 2010. Our revenues, gross profit, and gross margins improved significantly in the second half of 2010, which trend has continued into 2011. Our gross margin for the nine months ended September 30, 2011 was 22.43%, compared with 20.62% during the same period in 2010. However, our gross margin for the three months ended September 30, 2011 was 22.63%, compared with 24.79% for the same period 2010.  The decrease in gross margin during the three months ended September 30, 2011 as compared to 2010 was due to the fact that the increase in our sales price during the three months ended September 30, 2011 was not as great as the increase in our raw material costs. We believe that our gross margin will be approximately 22.5% during the next twelve months since we anticipate that raw material costs will remain near current levels during that time.

Our cash and receivables increased during the nine months ended September 30, 2011 as compared to 2010, while the collectability remained very reliable. We believe that our allowance for doubtful accounts as of September 30, 2011 is adequate. We expect the recovery and increasing demand in the fine grain, high purity and ultra high power graphite electrode, markets to continue in subsequent quarter in 2011, primarily due to anticipated growth in the iron and steel automobile, aerospace and defense industries in the PRC. Currently, steel plants in China have been upgrading their furnace facilities and created a high demand for large size ultra high power graphite electrode, which are different products from general graphite electrode. The margin of large size ultra high power graphite electrode is high due to the shortage of supply to the demand. We estimate the trend will continue for the near future. Our new forming plant will specialize in manufacturing high margin products including large size ultra high power graphite electrode, high purity graphite and fine gain graphite.

In order to try and address this demand, we have installed a 4200-ton compressor and 36 annular kilns and have completed the testing of this equipment. The 4200-ton compressor began trial production in October 2011, and the 36 annular kilns began trial production in August 2011. In addition, the new baking plant will have 36 furnaces, totaling 160 meters in length. The new plant will be used to manufacture a new product, ultra high power graphite electrodes with a diameter ranging from 600 to 800mm, along with existing fine grain and high-purity graphite products. The industrial applications of the products to be manufactured in the new facility include aerospace, defense, automotive and clean tech end products currently carries the greatest demand of all forms of graphite. We believe that this expansion will make us China's first domestic producer of 800 mm diameter ultra high power electrodes and will further strengthen the Company's leading position in China's fine grain graphite market. After the expansion, the Company is expected to have a 60,000 ton production annual capacity. The Company is currently operating at 100% production capacity of 30,000 tons annually.

The initial budgeted investment outlay for the construction was approximately $13.5 million in the aggregate, $7.14 million of which has been spent as of September 30, 2011.

Some of our future expansion plans, including the expansion of our product offerings to include nuclear, solar and semiconductor products and pursuing an acquisition, would likely require us to obtain additional funds from equity or debt markets, or to borrow additional funds from local banks.  We currently have no commitments from any financing source. There is no assurance that we will be able to raise any funds on terms favorable to us, or at all.  In the event that we issue shares of equity or convertible securities, holdings of our existing stockholders would be diluted.  In addition, there is no assurance that we will successfully manage and integrate the production and sale of new products.

At September 30, 2011, we had short-term bank loans of approximately $45.23 million. These bank loans, which are secured by a lien on our fixed assets and land use rights, are due between August 2011 and September 2012, including approximately $32 million owed to the Construction Bank of China. Historically, we have generally rolled over our short-term loans when they became due.  However, we cannot assure you that our lenders, including the Construction Bank of China, will not demand payment on the maturity date of these loans.  If the lenders demand payment when due, we may not be able to obtain the necessary funds to pay off these loans, which could result in the imposition of penalties such as a 50% increase in interest rates and a request from the banks for additional security for the loans. At September 30, 2011, our cash reserves, including restricted cash , were $15.67 million, and are insufficient to pay off all of our loans when due.

We purchase all of our raw materials from domestic Chinese suppliers. Because we do not have any long-term contracts with our suppliers, any increase in the prices of our raw materials would affect the price at which we can sell our products. If we are not able to pass on increased costs to our customers, we would be unable to maintain our profit margins. Raw material prices increased significantly in 2010 and kept increasing in the nine months ended September 30, 2011. While we anticipate this trend to continue in the rest of 2011, we have offset some of the decreases in our gross margin by increasing sales prices. The average prices of our products have been increasing since January 2011 to this report date. In particular, prices of high purity graphite products have notably increased.

In times of decreasing prices, we may have to sell our products at prices, which are lower than the prices at which we purchased our raw materials. Furthermore, PRC regulations grant broad powers to the government to adjust prices of raw materials and manufactured products.  Although the government has not imposed price controls on our raw materials or our products, it is possible that price controls may be implemented in the future, thereby affecting our results of operations and financial condition.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2011 and 2010

The following table sets forth the results of our operations for the periods indicated in U.S. dollars and as a percentage of net sales (dollars in thousands):

	Three Months Ended September 30
	2011		2010
	US Dollars	Percentage	US Dollars	Percentage
Sales	$13,592	100.00%	$9,980	100.00%
Cost of goods sold	10,516	77.37%	7,506	75.21%
Gross profit	3,076	22.63%	2,474	24.79%
Operating expenses	1,465	10.78%	830	8.32%
Operating income before other income (expense) and income tax expense	1,611	11.85%	1,644	16.47%
Interest expense	(957)	(7.04)%	(308)	(3.09)%
Other income	14	0.10%	556	-%
Change in fair value of warrants	0.5	0.00%	25	0.25%
Income before income tax expense	668	4.92%	1,917	19.21%
Provision for income taxes	-	-%	-	-%
Net income	$668	4.92%	$1,917	19.21%
Foreign currency translation adjustment	508	3.74%	743	7.44%
Comprehensive income	$1,176	8.66%	$2,660	26.65%

Sales

During the three months ended September 30, 2011, we had sales of $13,591,978 as compared to sales of $9,979,707 for the three months ended September 30, 2010, an increase of $3,612,271, or approximately 36.2%. Our revenue was generated mainly from sales of graphite electrodes, fine grain graphite, high purity graphite, and semi-processed graphite products. Sales increase was mainly attributable to a significant increase in the unit selling prices of our products during the three months ended September 30, 2011. The average unit selling prices of our products increased 58% and the average unit selling price of high purity graphite products increased 169% in the three months ended September 30, 2011 compared to the same period last year. The increased unit price of high purity graphite is due to a large demand for such products in the market. The increase unit prices are also related to the fast growing raw material cost.

The breakdown of revenues for each of our products during the three months ended September 30, 2011 and 2010, respectively, was as follows:

	September 30, 2011 Sales	% of Total Sales	September 30, 2010 Sales	% of Total Sales

Graphite Electrodes	$1,812,189	13.3%	$2,447,737	24.5%
Fine Grain Graphite	5,780,071	42.5%	4,938,783	49.5%
High Purity Graphite	5,729,840	42.2%	2,246,073	22.5%
Others (1)	269,878	2.0%	347,114	3.5%
Total	$13,591,978		$9,979,707

(1) “Other” sales represent revenue generated by sales of semi-processed products and other types of products

Cost of goods sold; gross margin

During the three months ended September 30, 2011, our cost of sales was $10,515,934, as compared to $7,505,623 during the three months ended September 30, 2010, an increase of $3,010,311, or 40.1%. The increase in cost of sales was directly associated with the increased raw material cost. Our gross margin decreased from 24.8% for the three months ended September 30, 2010 to 22.6% for the three months ended September 30, 2011. The decreased margin is also due to increased raw material cost.

Operating expenses

Operating expenses totaled $1,465,103 for the three months ended September 30, 2011, as compared to $829,578 for the three months ended September 30, 2010, an increase of $635,525, or approximately 76.6%.  The reasons of the increase are explained as below.

Selling, general and administrative expenses

Selling, general and administrative expenses totaled $1,367,271 for the three months ended September 30, 2011, as compared to $755,213 for the three months ended September 30, 2010, an increase of $612,058, or approximately 81.0%.

Our general and administrative expenses consist of salaries, office expenses, utility, business travel, and public company expenses such as legal, accounting, investor relations as well as stock compensation. General and administrative expenses were $1,316,048 for the three months ended September 30, 2011, compared to $706,235 for the three months ended September 30, 2010, an increase of $609,813, or 86.3%. The increase of the general and administrative expenses was due primarily to increased professional expenses during the three months ended September 30, 2011 compared to the same period last year. The Company has incurred approximately $357,350 consulting expenses by stock issuance in the three months ended September 30, 2011.

Other income and expenses

Interest expense was $957,434 for the three months ended September 30, 2011, as compared with $308,489 for the three months ended September 30, 2010, reflecting increased interest expenses on an average increase of approximately $6 million bank loans during the three months ended September 30, 2011 as compared to the same period last year. We used the additional bank loans to secure additional inventory and to make advanced payments to suppliers because raw material prices are rising and in anticipation of increased production levels due to the construction of our new facility.

Income tax

During the three months ended September 30, 2011 and 2010, we benefited from a 100% tax holiday from the PRC enterprise tax.  As a result, we had no income tax due for these periods. The enterprise income tax at the statutory rates would have been approximately $0, for both the three months ended September 30, 2011 and 2010 without the consideration of adjustments on taxable income.

Net income

As a result of the increases in our cost of sales, operating expenses and interest expense, our net income for the three months ended September 30, 2011 was $668,134, as compared to net income of $1,917,168 for the three months ended September 30, 2010, a decrease of $1,249,034, or 65.1%.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the three months ended September 30, 2011 was $508,300 as compared to $742,712 for the three months ended September 30, 2010, a decrease of $234,412, or 31.6%.

Nine Months Ended September 30, 2011 and 2010

The following table sets forth the results of our operations for the periods indicated in U.S. dollars and as a percentage of net sales (dollars in thousands):

	Nine Months Ended September 30
	2011		2010
	US Dollars	Percentage	US Dollars	Percentage
Sales	$37,200	100.00%	$18,075	100.00%
Cost of goods sold	28,856	77.57%	14,348	79.38%
Gross profit	8,344	22.43%	3,727	20.62%
Operating expenses	4,270	11.48%	2,306	12.76%
Operating income before other income (expense) and income tax expense	4,075	10.95%	1,421	7.86%
Interest expense	(2,364)	(6.36)%	(783)	(4.33)%
Other expense	-	-%	(3)	(0.02)%
Other income	90	0.24%	556	3.08%
Change in fair value of warrants	83	0.22%	588	3.25%
Income before income tax expense	1,883	5.06%	1,779	9.84%
Provision for income taxes	-	-%	-	-%
Net income (loss)	$1,883	5.06%	$1,779	9.84%
Foreign currency translation adjustment	1,330	3.57%	789	4.37%
Comprehensive income (loss)	$3,213	8.64%	$2,568	14.20%

Sales

During the nine months ended September 30, 2011, we had sales of $37,200,337 as compared to sales of $18,074,914 for the nine months ended September 30, 2010, an increase of $19,125,423, or approximately 105.8%. Our revenue was generated mainly from sales of graphite electrodes, fine grain graphite, high purity graphite, and semi-processed graphite products. Sales increase was mainly attributable to a significant increase in the demand of our products during the nine months ended September 30, 2011 resulting from the market recovery, new customer developments, and change of product mix to include more high purity graphite products. The average unit selling price of our products increased 36% and the average unit selling price of high purity graphite products increased 106% in the nine months ended September 30, 2011 compared to the same period last year. The fast development of manufacturing of solar and mold products increased the demand of our products as raw material. Increased production capacity and increased unit prices also contributed to the increase of total sales. The increased average unit selling price of high purity graphite is due to a large demand for such products in the market as well increased raw material cost. We also had a decrease in the demand of high purity graphite in the first quarter of 2010. Since then, the company has been successful to improve its product mix to achieve higher profit by increasing sales of fine grain graphite and high purity graphite products which generate a better margin.

The breakdown of revenues for each of our products during the nine months ended September 30, 2011 and 2010, respectively, was as follows:

	September 30, 2011 Sales	% of Total Sales	September 30, 2010 Sales	% of Total Sales

Graphite Electrodes	$5,535,851	14.9%	$6,094,860	33.7%
Fine Grain Graphite	15,773,229	42.4%	8,412,427	46.5%
High Purity Graphite	15,125,154	40.7%	2,635,136	14.6%
Others (1)	766,103	2.0%	932,491	5.2%
Total	$37,200,337		$18,074,914

(1) “Other” sales represent revenue generated by sales of semi-processed products and other types of products

Cost of goods sold; gross margin

During the nine months ended September 30, 2011, our cost of sales was $28,855,957, as compared to $14,348,021 during the nine months ended September 30, 2010, an increase of $14,507,936, or 101.1%. The increase in cost of sales was directly associated with the increase in sales. Our gross margin increased from 20.6% for the nine months ended September 30, 2010 to 22.4% for the nine months ended September 30, 2011. The increase reflects the variance in production mix, as the percentage of our sales of high purity graphite products, a higher margin product compared to graphite electrodes, increased significantly. Fine grain graphite products decreased its margin due to the market demand shifts more to purity graphite electrodes during the nine months ended September 30, 2011. The increased sales and increased margin of high purity graphite products offset the decreased margin and unit price of fine grain graphite products.

Operating expenses

Operating expenses totaled $4,269,760 for the nine months ended September 30, 2011, as compared to $2,306,226 for the nine months ended September 30, 2010, an increase of $1,963,534, or approximately 85.1%

Selling, general and administrative expenses

Selling expenses increased from $95,675 for the nine months ended September 30, 2010 to $158,398 for the nine months ended September 30, 2011, an increase of $62,723, or 65.6%. The increase was due to higher shipping and handling expenses in the first quarter 2011 compared to 2010 related to higher sales and increased shipping and handling costs due to increased gas cost.

Our general and administrative expenses consist of salaries, office expenses, utility, business travel, and public company expenses such as legal, accounting, investor relations as well as stock compensation. General and administrative expenses were $3,919,776 for the nine months ended September 30, 2011, compared to $2,097,959 for the nine months ended September 30, 2010, an increase of $1,821,817, or 86.8%. The increase of the general and administrative expenses was due primarily to increased taxes and professional expenses as a public company. The Company has incurred $980,800 consulting expenses by stock issuance in the nine months ended September 30, 2011. The increased land use tax of approximately $1,042,000 for the nine months ended September 30, 2011 is because the land use right we acquired in 2010 was subject to land use tax during the nine months ended September 30, 2011 but not in the same period last year pursuant to China’s tax regulations.

Other income and expenses .

Interest expense was $2,364,238 for the nine months ended September 30, 2011, as compared with $782,760 for the nine months ended September 30, 2010, reflecting increased interest expenses on increased approximately $12 million bank loans during the nine months ended September 30, 2011 as compared to the same period last year. We used the additional bank loans to secure additional inventory and to make advanced payments to suppliers because raw material prices are rising and in anticipation of increased production levels due to the construction of our new facility.

Income tax

During the nine months ended September 30, 2011 and 2010, we benefited from a 100% tax holiday from the PRC enterprise tax.  As a result, we had no income tax due for these periods. The enterprise income tax at the statutory rates would have been approximately $0, for both the nine months ended September 30, 2011 and 2010 without the consideration of adjustments on taxable income.

Net income

As a result of the factors described above, our net income for the nine months ended September 30, 2011 was $1,883,485, as compared to net income of $1,779,151 for the nine months ended September 30, 2010, a decrease of $104,334, or 5.9%.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. Our foreign currency translation gain for the nine months ended September 30, 2011 was $1,329,748 as compared to $789,276 for the nine months ended September 30, 2010, an increase of $540,472, or 68.5%.

Liquidity and Capital Resources

General

Our primary capital needs have been to fund our working capital requirements. Our primary sources of financing have been cash generated from operations, short-term and long-term loans from banks in China, and loans from a related party. In addition, in December 2009 and January 2010, we raised an aggregate of approximately $3 million in a private placement transaction. At September 30, 2011, we had short term loans in the aggregate amount of $45.23 million outstanding, as described below.

We have a short term bank loan of $5.48 million bearing interest at 8.203% and due in July 2012. The short-term bank loan is secured by a security interest in certain equipment, property and land use rights.

We entered into five short-term bank loans with China Construction Bank for a total of $27.5 million between August 3 and September 23, 2011. The first of these loans was for $6.26 million on August 3, 2011 at an interest rate of 6.56% per year and has a maturity date of August 2, 2012. The second loan was for $6.26 million on August 15, 2011 at an interest rate of 6.56% per year and has a maturity date of August 14, 2012.  The third loan was for $6.26 million on August 29, 2011 at an interest rate of 6.56% per year and has a maturity date of August 28, 2011. The fourth loan was for $4.70 million on September 8, 2011 at an interest rate of 6.56% per year and has a maturity date of September 7, 2012. The fifth loan was for $4.07 million on September 23, 2011 at an interest rate of 6.56% per year and has a maturity date of September 22, 2012. Interest on each loan is payable quarterly. Each of these loans will be renewable at the lender’s discretion. The loan agreements provide for events of default and operating and financial covenants typical for loan transactions of this type.  We used proceeds of the loans to repay the loans from the China Construction Bank that came due in August and September 2011.  All other material terms of these loans reflect the same terms as the recently repaid loans. As of September 30, 2011, the balance for these five short-term bank loans was $27,544,000.

We have a short term bank loan of $1.25 million bearing interest at 13.66% and due in February 2012. The short-term bank loan is secured by a security interest in certain equipment, property and land use rights.

We have another short term bank loan with China Construction Bank of $4.70 million bearing interest at 5.81% and due in January 2012. The short-term bank loan is secured by a security interest in certain equipment, property and land use rights.

Historically we have rolled over our short term loans on an annual basis. Although we believe that we will be able to obtain extensions of these loans when they mature, we cannot assure you that such extensions will be granted.  In the event the loans are not extended and we default in our obligations the lenders could call the loans, foreclose on the collateral securing the loans and seek other remedies.  In such an event, our operations and financial conditions would be materially adversely affected and we would be forced to cease operations if alternative funding is not obtained.

We expect that anticipated cash flows from operations, short-term and long-term bank loans and loans from a related party will be sufficient to fund our operations through at least the next twelve months, provided that:

●	We generate sufficient business so that we are able to generate substantial profits, which cannot be assured;

●	Our banks continue to provide us with the necessary working capital financing; and

●	We are able to generate savings by improving the efficiency of our operations.

At September 30, 2011, cash and cash equivalents, not including restricted cash, were $1,051,238, as compared to $296,312 at December 31, 2010.  Our working capital decreased by $335,753 to $1,754,801 at September 30, 2011 from a working capital of $2,090,554 at December 31, 2010. Our cash position increased due to the positive cash flow from operations as well as additional borrowing from banks.

As of September 30, 2011, accounts receivable, net of allowance, was $12,011,759, as compared to $6,222,112 at December 31, 2010, an increase of $5,789,647, or 93.05%. The increase was in line with our increased sales. Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. The Company believes its allowance is sufficient as of September 30, 2011.

As of September 30, 2011, inventories were $34,036,911, as compared to $26,432,217 at December 31, 2010, an increase of $7,604,694, or 28.77%. The increase of the inventory is also due to increased cost of raw material.

As of September 30, 2011, prepaid expenses were $808,819, as compared to $573,094 at December 31, 2010, an increase of $235,725, or 41.13%. The increased prepaid expenses are associated with the stock issuance for various consulting services.

Advance to suppliers increased from $10,198,602 at December 31, 2010 to $12,417,346 at September 30, 2011, an increase of $2,218,744, or 21.76%. The Company has increased advance to suppliers to be better prepared for increased demand for our products and to lock in lower raw material cost. No allowance is considered necessary for the balance of advance to suppliers.

Notes payable reflect our obligations to bank lenders who have guaranteed our future payable obligations as requested by certain of our suppliers. Notes payable increased from $0 to $19,953,750 from December 31, 2010 to September 30, 2011.  The increase is in association with increased inventory purchases. Notes payable also allows the Company to reserve more cash resources for other operating purpose. Restricted cash represents amounts held by a bank as security for bank acceptance notes and therefore is subject to withdrawal restrictions. The notes payable are secured by $14,617,100 restricted cash at September 30, 2011.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

The following table sets forth information about our net cash flow for the years indicated:

Cash Flows Data:	For Nine Months Ended September 30
	2011	2010
Net cash flows provided by (used in) operating activities	$11,059,651	$(6,303,257)
Net cash flows used in investing activities	$(7,137,821)	$(8,874,952)
Net cash flows (used in) provided by financing activities	$(3,184,272)	$20,959,505

Net cash flow provided by operating activities was $11,059,651 in the nine months ended September 30, 2011 as compared to net cash used in operating activities of $6,303,257 in the same period 2010, an increase of $17,362,908, or 275.5%. The increase in net cash provided by operating activities was mainly because of increased notes payable, less payments for advance to suppliers, more payments of accounts payable and accrued liabilities and more payment for inventories. During the nine months ended September 30, 2011, increased sales increased the Company’s accounts receivable. The Company also increased its inventory and its advance to suppliers to lock in lower raw material cost while the raw material cost keeps increasing. The Company received more advances from customers reflecting the increased demand from the customers and reflecting the trend that more customers are paying in advance in response to the increased unit selling prices in line with the increasing raw material cost.

Net cash flow used in investing activities was $7,137,821 in the nine months ended September 30, 2011 as compared to $8,874,952 used in the same period 2010, a decrease of $1,737,131, or 19.6%. The decrease in net cash used in investing activities was mainly because in the nine months ended September 30, 2011, $0 million was spent to acquire land use right, while $5.2 million was spent for land use right acquisition in the same period last year. Approximately $7.1 million was spent for construction in progress to build our new factory during the nine months ended September 30, 2011. We have installed 4200-ton compreseor and 36 annular klins by the end of September 30, 2011. While in the same period last year, only $3.7 million was spent on construction in process.

Net cash flow used in financing activities was $3,184,272 for the nine months ended September 30, 2011, compared to $20,959,505 provided by financing activities for the same period 2010, a decrease of $24,143,777, or 115.2%.  The decrease in net cash provided by financing activities was mainly due to the increased restricted cash as a deposit toward increased notes payable as of September 30, 2011. Also the Company borrowed $44.5 million short- term bank loans and returned $33.8 million during the nine months ended September 30, 2011 while the Company borrowed $22.1 million and returned $1.6 million short-term bank loans for the same period last year.  The Company borrowed approximately $12 million more short-term bank loans which requires more restricted cash deposit in the bank.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements.

Significant Accounting Estimates and Policies

The discussion and analysis of our financial condition and results of operations is based upon our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, we evaluate our estimates including the allowance for doubtful accounts, the salability and recoverability of our products, income taxes and contingencies. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

We recognize revenue in accordance with ASC 605-25, Revenue Recognition of Financial Statements, formerly known as Staff Accounting Bulletin No. 104, Revenue Recognition, which states that revenue should be recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the service has been rendered; (3) the selling price is fixed or determinable; and (4) collection of the resulting receivable is reasonably assured. Sales represent the invoiced value of goods, net of value added tax (“VAT”), if any, and are recognized upon delivery of goods and passage of title.

Income Taxes

We account for income taxes under the provisions of ASC 740 Income Tax, formerly known as SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Effective January 1, 2008, the Chinese new income tax law sets unified income tax rate for domestic and foreign companies at 25% except a 15% corporate income tax rate for qualified high technology and science enterprises. In accordance with this new income tax law, low preferential tax rate in accordance with both the tax laws and administrative regulations prior to the promulgation of this Law gradually becomes subject to the new tax rate within five years after the implementation of this law.

We have been recognized as a high technology and science company by the Ministry of Science and Technology of the PRC. The Xing He District Local Tax Authority in the Nei Mongol province granted us a 100% tax holiday with respect to enterprise income tax for ten years 2008 through 2018. Afterwards, based on the present tax law and our status as a qualified high technology and science company, we will be subject to a corporation income tax rate of 15% effective in 2019.

Accounts Receivable And Allowance For Doubtful Accounts

Accounts receivables are recognized and carried at the original invoice amount less allowance for any uncollectible amounts. An estimate for allowance for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred. Accounts receivable are recorded at the invoiced amount and do not bear interest. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition, credit history, and the current economic conditions to make adjustments in the allowance when it is considered necessary. The allowance for doubtful accounts amounted to $2,585,156 of September 30, 2011. The management believe it is sufficient based on review of the customers’ credit, their historic payment records, the aging, the market, and other factors.

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, and net realizable value. Work in progress and finished goods are composed of direct material, direct labor and a portion of manufacturing overhead. Net realizable value is the estimated selling price, in the ordinary course of business, less estimated costs to complete and dispose. Management believes that there was no obsolete inventory as of September 30, 2011 or December 31, 2010 and therefore, no allowance for inventory was provided.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Major expenditures for betterments and renewals are capitalized while ordinary repairs and maintenance costs are expensed as incurred. Depreciation and amortization is provided using the straight-line method over the estimated useful life of the assets after taking into account the estimated residual value. The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment recorded during the nine months ended at September 30, 2011 and 2010.

Land Use Rights

There is no private ownership of land in China. All land ownership is held by the government of China, its agencies and collectives. Land use rights are obtained from government, and are typically renewable. Land use rights can be transferred upon approval by the land administrative authorities of China (State Land Administration Bureau) upon payment of the required transfer fee. We have the land use rights to an area of 386,853 square meters in Xinghe County, Inner Mongolia, China,  for a term of 50 years, beginning from issuance date of the certificates granting the land use right. We record the property subject to land use rights as intangible asset.

Each intangible asset is reviewed periodically or more often if circumstances dictate, to determine whether its carrying value has become impaired. We consider assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. We also re-evaluate the amortization periods to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Value Added Tax

Pursuant to China’s VAT rules and regulations, as an ordinary VAT taxpayer we are subject to a tax rate of 17% (“output VAT”). The output VAT is payable after offsetting VAT paid by us on purchases (“input VAT”). Under the commercial practice of the PRC, the Company paid VAT and business tax based on tax invoices issued.

The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date of which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty, which can range from zero to five times the amount of the taxes that are determined to be late or deficient. In the event that a tax penalty is assessed on late or deficient payments, the penalty will be expensed as a period expense if and when a determination has been made by the taxing authorities that a penalty is due. We have been granted an exemption from VAT by the Xinghe County People’s Government and Xinghe Tax Authority on some products for which an exchange agreement is in place for raw materials and fuel. We have been granted an exemption from VAT by the Xing He County People’s Government and Xing He Tax Authority on some products in which an exchange agreement is in place for raw materials and fuel.

Fair Value of Financial Instruments - On January 1, 2008, the Company began recording financial assets and liabilities subject to recurring fair value measurement at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. On January 1, 2009 the Company began recording non-recurring financial as well as all non-financial assets and liabilities subject to fair value measurement under the same principles. These fair value principles prioritize valuation inputs across three broad levels. The three levels are defined as follows:

▪	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

▪
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

▪	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, accounts receivable, notes receivable, advance to suppliers, other receivables, short-term bank loans, notes payable, accounts payable, advance from customers, other payables approximate their fair values because of the short maturity of these instruments.

The following table sets forth by level within the fair value hierarchy of the Company’s financial assets and liabilities that was accounted for at fair value on a recurring basis as of September 30, 2011.

	Carrying Value at	Fair Value Measurement at September 30, 2011
	September 30, 2011	Level 1	Level 2	Level 3
Warrant liability	$4,914	-	-	$4,914

Stock-based Compensation

Stock-based compensation includes 1) common stock awards granted to employees and directors for services, and are accounted for under FASB ASC 718 “Compensation - Stock Compensation”, and 2) common stock awards granted to consultants which are accounted for under FASB ASC 505-50 “Equity – Equity-Based Payments to Non-Employees”.

All grants of common stock awards and stock options to employees and directors are recognized in the financial statements based on their grant date fair values. The Company has elected to recognize compensation expense using the straight-line method for all common stock awards and stock options granted with service conditions that have a graded vesting schedule, with a corresponding charge to additional paid-in capital.

Common stock awards are granted to directors for services provided. The vested portions of common stock awards granted but not yet issued are recorded in Common Stock to be issued until issuance.

Common stock awards issued to consultants represent common stock granted to non-employees in exchange for services at fair value. The measurement dates for such awards are set at dates that the contracts are entered into as the awards are non-forfeitable and vest immediately. The measurement date fair value is then recognized over the service period as if the Company has paid cash for such service. The Company does not have significant grants to consultants for any of the period presented.

The Company estimates fair value of common stock awards based on the number of shares granted and the quoted price of the Company’s common stock on the date of grant.

$357,350 and $980,800 were amortized and recognized as general and administrative expenses for the three and nine months ended September 30, 2011, respectively.

Recent Accounting Pronouncements

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance will be effective for us beginning July 1, 2012. We do not anticipate material impacts on our financial statements upon adoption.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for us beginning July 1, 2012 and will have financial statement presentation changes only. We do not anticipate material impacts on our financial statements upon adoption.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for us beginning January 1, 2012. Other than requiring additional disclosures, we do not anticipate material impacts on our financial statements upon adoption.

Item 3.	Quantitative and Qualitative Disclosures about Market Risk

Not applicable to smaller reporting companies.

Item 4.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our chief executive officer and our chief financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2011.

Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.

Management conducted its evaluation of disclosure controls and procedures under the supervision of our chief executive officer and our chief financial officer. Based on that evaluation, our chief executive and financial officers concluded that because of the significant deficiencies in internal control over financial reporting, our disclosure controls and procedures were not effective as of September 30, 2011.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting.

Material weaknesses related to:

●
Accounting and Finance Personnel Weaknesses - US GAAP expertise - The current staff in the accounting department is relatively new and inexperienced, and needs substantial training so as to meet with the higher demands of being a U.S. public company. The accounting skills and understanding necessary to fulfill the requirements of U.S. GAAP-based reporting, including the skills of subsidiary financial statements consolidation, are inadequate and were inadequately supervised.

●
Lack of Internal Audit Function - The Company lacks qualified resources to perform the internal audit functions properly.  In addition, the scope and effectiveness of the internal audit function are yet to be developed.

The steps we have taken to remediate these weaknesses include the following:

1.
We plan to train our internal accountants well in U.S. GAAP principles and reporting. Although our accounting staff is professional and experienced in accounting requirements and procedures generally accepted in the PRC, management has determined that they require additional training and assistance in U.S. GAAP matters.

2.	We plan to recruit and train additional accounting personnel with experience in U.S. GAAP.

We plan for the above policy to be consistently followed, which we hope will provide for much greater credibility and consistency in the financial statements.

However, as a result of these material weaknesses and deficiencies in our disclosure controls and procedures, current and potential stockholders could lose confidence in our financial reporting and disclosures made in our public filings, which would harm our business and the trading price of our stock.

Changes in Internal Control over Financial Reporting

No changes in the internal control over our financial reporting have come to management's attention during our last fiscal quarter that have materially affected, or are likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

PART II – OTHER INFORMATION

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

On July 14, 2011, the Company issued 250,000 shares for $0.64 per share to unrelated parties. In July, the Company issued 5,000 shares of common stock upon exercise of 5,000 shares of Series B preferred stock. In August, the Company issued 17,500 shares of common stock upon exercise of 17,500 shares of Series B preferred stock. In September, the Company issued 7,650 shares of common stock upon exercise of 7,650 shares of Series B preferred stock.Based on representations made by these consultants, the issuances of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation 506 of the SEC thereunder.

Item 6.	Exhibits

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer
31.2	Rule 13a-14(a)/15d-14(a) certificate of Principal Financial Officer
32.1	Section 1350 certification of Chief Executive Officer
32.2	Section 1350 certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA CARBON GRAPHITE GROUP, INC.

Date: November 14, 2011	By:	/s/ Donghai Yu
Donghai Yu
Chief Executive Officer

Date: November 14, 2011	By:	/s/ Zhenfang Yang
Zhenfang Yang
Chief Financial Officer